

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2007

<u>Via U.S. Mail</u>

Mr. David E. Grose, Chief Financial Officer
Quest Energy Partners, L.P.
9520 North May Avenue, Suite 300
Oklahoma City, Oklahoma 73120

> **Re: Quest Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed July 19, 2007**
> **File No. 333-144716**

Dear Mr. Grose:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. You need to include an estimated price range on the cover page. Similarly, please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. <u>See</u> Section II.A.7 of SEC Release 33-6714.

3.   Please be advised that we will need time to review all omitted exhibits, including the limited partnership agreement and the opinions of counsel.

4.   Provide current and updated disclosure with each amendment. Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

Summary, page 1

5.   Explain what you mean when you indicate that you are "growth-oriented." It suggests that you are different from exploration entities.

Organizational Chart, page 9

6.   You state that Quest Energy Service will carry out the directions of your general partner, Quest Energy GP, LLC. Please include Quest Energy Service in your structure chart.

Limited Call Right, page 14

7.   Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if the limited call right of your general partner is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Summary Historical and Pro Forma Financial Data, page 15

8.   Provide a definition of "Quest Energy Partners Predecessor."

Non-GAAP Financial Measures, page 17

9.   We note your presentation of Adjusted EBITDA and your explanation that it is used by management to indicate the cash distributions you expect to pay to your unit holders. Your use of Adjusted EBITDA would appear to be a liquidity measure, and as such, should be reconciled to your cash flows from operating activities.

10.   We note Adjusted EBITDA excludes non-cash charges related to the mark to market of derivative instruments, which are recurring items. Please revise your disclosure to clearly address why these amounts have been excluded from the measure and why the resulting measure is more useful than net income in an investor's understanding of your business. Please refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures

issued by the staff on June 13, 2003 and SAB Topic 14:G for further guidance.

11.   On a related matter, tell us if Adjusted EBITDA is a defined term used in your partnership agreement. If so, please revise your disclosures throughout the filing to clearly state this measure is calculated in accordance with the terms of the partnership agreement and has been presented because it is material to an investor's understanding of your ability to make cash distributions in the future. Please refer to Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 for further guidance and to ensure further disclosure is not required.

12.   We note on page 25 that you were not in compliance with your debt covenants as of March 31, 2007. Please discuss the impact this non-compliance would have had on your ability to make cash distributions to your unitholders. See also our related Risk Factor comment.

13.   Please tell us why you have added back other interest income of $390,000 to pro forma adjusted EBITDA to arrive at the pro forma cash deficit, as discussed in part (c) of note 4 to the table.

14.   Please clarify what you mean by the exclusion of amortization of debt issuance costs in part (d) of note 4 to the table and why this is an appropriate adjustment.

15.   We note your disclosure in note 5 to the table that expansion capital expenditures were assumed to be funded by borrowings and contributions from the Parent. Please revise the table to reflect these cash expenditures for capital expansion and the borrowings and contributions received to fund these amounts. In addition, please confirm that pro forma interest expense and cash interest expense reflect the additional interest that would have been due to fund these amounts. If not, please revise the amounts in your table and related disclosures accordingly.

Risk Factors, page 20

16.   All risk factors should be brief and concise, generally consisting of only one or two short paragraphs. You may include more detailed disclosure later in the prospectus, if appropriate.

We may not have sufficient cash from operations to pay the initial quarterly distribution… page, 20

17.   Please disclose either here or in a separate risk factor that "there is no limit on the amount of expenses for which [y]our general partner and its affiliates may be reimbursed," as noted on page 126.

We are unlikely to be able to sustain distributions…page, 23

18.   Include disclosure on what the consequences could be if a portion of the distribution was considered a return of part of one's investment in you as opposed to a return on one's investment.

Our new credit facility will have substantial restrictions…, page 25

19.   Indicate (quantify) the extent of the Parent's non-compliance with the maximum total debt to EBITDA both on March 31, 2007 and, if applicable, on June 30,2007. Indicate and quantify any other covenants with which the issuer would not be in compliance as of the most recent practicable date.

The economic terms of the midstream agreement may become unfavorable to us…page, 30

20.   Please disclose that Quest Midstream is a related party.

The gathering fees payable to Quest Midstream under the midstream services…, page 31

21.   To the extent practicable, quantify the number of leases or production subject to provisions that inhibit you from passing on these gathering and other fees to the royalty owners.

We depend on a limited number of key management personnel…page 35

22.   Please identify the "key personnel" and "key members" to whom you refer. If you do not have key person insurance for your key employees, disclose that fact here. If you do, discuss that elsewhere in an appropriate location.

Tax Risks to Common Unitholders, page 45

23.   Include a risk that lists the federal income tax issues upon which your tax counsel is unable to opine on, similar to the list on page 163.

Use of Proceeds, page 49

24.   It is difficult to determine, from your narrative presentation, the order in which the proceeds will be used, the amounts for each use and the sources and amounts to fund the other uses you discuss. We note that you expect net proceeds of $161.3 million but discuss over $225 million in debt which intend to repay. Revise to identify and quantify the sources and uses of the funds from this offering as well as the new credit facility in tabular form.

Restrictions and Limitations on Cash Distributions…, page 52

25.   You have left several blank spaces. These do not appear to be information that
       may be omitted under Rule 430A. Please revise.

Estimated Cash Available for Distribution, page 59

26.   Please expand your table of Estimated Cash Available for Distribution to include
       the calculations of your debt covenants under the new credit facility to demonstrate
       if you expect to be in compliance at each of the quarters ending in and as of the 12
       months ending September 30, 2008.

Operations and Revenues, page 60

27.   Provide the assumption(s) underlying the 79% growth in gas production for the 12
       month period ending September 30, 2008 as compared to the 12 month period
       ending March 31, 2007.

28.   Your forecast for the 12 months ending September 30, 2008 assumes an average
       NYMEX gas price of $8.00/Mcf.   Indicate the assumptions underlying that figure.
       In this regard, we note the recent NYMEX gas price has been below $7.00/Mcf.

29.   Indicate clearly in your discussions and presentations, the impact on your ability to
       make the cash distributions. if your forecasts for gas production and gas prices do
       not turn out to be correct. For example, indicate the most recent NYMEX gas price
       and the impact if prices stay at that level.

30.   Reconcile your statement under "Hedges" that you "do not have any hedges with
       respect to [y]our production" with statements under "Gas Hedging Activities" on
       page 99 that you have hedged historical and future gas production. Clarify the type
       of hedging activities you are discussing in this section.

How We Make Cash Distributions, page 67

31.   Revise the second bullet to clarify that it "the proper conduct of business" includes
       fees payable to the General Partner.

General Partner's Right to Reset Incentive Distribution Levels, page 72

32.   Explain why the general partner will be entitled to receive Class B units in the
       event of a reset of the minimum distribution. It is not clear what "consideration"
       the general partner is "transferring" in exchange for those units. Explain also how

the number of such units to be issued will be determined.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 80

Results of Operations for Quest Energy Partners Predecessor, page 85

33.	Include each of the line items discussed in your Results of Operations section in a table at the beginning of the period to period comparison, either adding them to the existing table or creating a separate table that shows each of the line items (e.g., revenues) in a table format. In this regard, it is not clear how the information you have provided in the tables interacts with the textual disclosure

Operating Expenses, page 86

34.	Include disclosure in your second paragraph regarding why the midstream services agreement increased your transportation expenses by 214%.

Operating Expenses, page 87

35.	Explain how property taxes increased your transportation expenses by $0.61 per Mcf.

Seven Months Ended December 31, 2004 and 2003, page 90

36.	Provide an explanatory introduction regarding why you are showing a period to period comparison for the seven months ended December 31, 2004 and 2003 (i.e. the change in your fiscal year).

Operating Expenses, page 91

37.	Provide an explanation for the increase in transportation expenses for the seven months ended December 31, 2004 and 2003 along with the fiscal years ended May 31, 2004 and 2003 on page 92.

Liquidity and Capital Resources, page 93

38.	Reconcile the last sentence of your liquidity section that states, "Because we will distribute a substantial portion of our cash flows rather than reinvest those cash flows in our business…" with your statement on page 26 in the third bullet point of the risk factor titled, "Our future debt levels may limit our flexibility to obtain additional financing…" where you state, "We will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders."

Cash Flows from Operating Activities, page 94

39. Please revise to indicate that you had a <u>decrease</u> not an <u>increase</u> in net cash provided by operating activities.

Contractual Obligations, page 95

40. Tell us why your contractual obligations table does not include the amounts expected to be due under your midstream services agreement.

41. Supplementally, tell us the basis used to determine the amounts reflected as derivatives in your contractual obligations table.

Critical Accounting Policies and Estimates, page 96

42. The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

   (a) An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

   (b) An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the <u>past</u>.

   (c) An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

   Please refer to FRC Section 501.14 for further guidance

Business, page 103

43. Plase include a discussion of the Devon asset acquisition, as your MD&A shows that it was a key factor in the growth of your company.

Operations, page 111

44.   You indicate that, "One of [y]our operating subsidiaries will employ our field
        personnel," yet your structure chart indicates that you only have one operating
        subsidiary. Please update your disclosure to make this statement accurate.

Gas Gathering, page 111

45.   We note the midstream services agreement requires you to drill a minimum of 750
        new wells in the Cherokee Basin during the two year period ending December 1,
        2008. Tell us the impact of not completing this drilling requirement. To the extent
        a failure to complete the required drilling impacts your ability to make cash
        distributions to your unitholders, please expand your disclosures within the Cash
        Distribution Policy section beginning on page 52 to address this effect.

Management, page 123

46.   Include in your risk factors section, a risk factor regarding the fact that the
        NASDAQ Global Market does not require you to have a majority of independent
        directors on the board of directors of your general partner, or to establish a
        compensation committee or a nominating and corporate governance committee.

47.   Discuss in some detail the decisions the general partner may make and what
        actions it may take in its sole discretion.

48.   In your discussion of the conflicts committee in the last full paragraph on page 123,
        please define the phrase "fair and reasonable."

Management, page 124

49.   Disclose any measures that will be implemented to ensure that the executive
        officers devote as much time to the management of your business as necessary for
        the proper conduct of your business and affairs.

Directors and Executive Officers, page 125

50.   Revise your biographical sketches to provide a complete discussion of each
        person's business experience for the past five years, with no gaps or ambiguities.
        Identify with specificity each particular position held by each individual during that
        time. For example, Mr. Grose's sketch contains a gap between 2003 and June
        2004 and indicates that he held, "Various positions…[at] a telecommunications
        company…"

51. Provide the disclosure called for in Item 401(f) of Item S-K regarding certain legal proceedings involving your directors, officers, promoters or control persons. If your directors, officers, promoters or control persons have not been involved in such legal proceedings, please provide disclosure to that effect in the registration statement.

Reimbursement of Expenses of our General Partner, page 126

52. We note that the general partner "will not receive any management fee or other compensation." You then indicate that you will reimburse the Parent for expenses including "salary, bonus, (and) incentive compensation." It would appear that you should provide the disclosure required by Item 402 of Regulation S-K to the extent that the individuals listed under "Directors and Executive Officers" are compensated for their services to the issuer.

Executive Compensation Discussion and Analysis, page 126

53. We note in your paragraph on your parent's compensation methodology, you state that, "The following discussion relating to compensation paid by our Parent is based on information provided to us by our Parent and does not purport to be a complete discussion and analysis of our Parent's executive compensation philosophy and practices." The discussion should provide all material information to be considered by investors in making their investment decision. Please revise accordingly.

54. We note the performance targets listed on page 128. Quantify any specific targets for the issuer that will impact the compensation of the named executive officers.

Management Annual Incentive Awards, page 129

55. We refer you to Instruction 2 to Item 402(b) of Regulation S-K which notes that it may be necessary, in some situations, to discuss prior years in order to give context to disclosure provided. In this regard, you state that "As described above, in 2006 [y]our parent's compensation committee granted awards under the bonus plan that were comprised of 2/3 cash and 1/3 in [y]our parent stock." While you state that this is described above, there does not seem to be a mention of this prior to this statement. Further, please expand your disclosure to identify the range of historical salaries provided, including any bonus awards.

Long-Term Incentive Plan, page 130

56. In your opening paragraph, clarify that the options, restricted units, phantom units, and other awards will be awards of securities in your parent company.

Security Ownership of Certain Beneficial Owners and Management, page 133

57.   Indicate in your footnote the aggregate number of units that could be purchased by your management under the directed unit program.

Certain Relationships and Related Party Transactions, page 134

58.   Provide a description of the Contribution, Conveyance and Assumption Agreement.

59.   Include the approximate dollar amount involved in each transaction, as required by Item 404 of Regulation S-K.

Units Eligible for Future Sale, page 162

60.   The first sentence of this section seems to indicate that another entity along with your parent will hold 4,956,702common units and 9,452,898 subordinated units. Please clarify this sentence.

Selling Unitholder, page 180

61.   Please disclose the natural person who exercises voting and/or dispositive powers with respect to the securities to be offered for resale by the selling unitholder. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Underwriting, page 183

62.   Please disclose if you are paying any commissions to the underwriters as required under Item 508(e) of Regulation S-K. Further, please explain how the financial advisory services fee is not a commission and should not be included in a table as required by Instruction 1 to Item 508(e) of Regulation S-K.

Unaudited Pro Forma Financial Statements, pages F-3 – F-5

63.   We note you have included adjustments in your pro forma balance sheet to reflect the issuance of the limited partner units to the public. However, you have not included adjustments to reflect the issuance of the general partner units, limited partners units and subordinated units to the Parent and related affiliates. In addition, pro forma adjustments have not been included to remove the equity balances of the predecessor. Please revise your statements and footnotes to include these adjustments.

64.   Please revise to include disclosures required by SFAS No. 69 on a pro forma basis. Refer to SAB Topic 2D, Question 6.

Carve Out Balance Sheets, page F-9

65.   We note the impairment provision within your accumulated depreciation, depletion and amortization. Tell us how you accounted for the impairment recorded for the year ended December 31, 2006.

Note 3. Summary of Significant Accounting Policies, page F-13

66.   Revise your footnote disclosure to include your revenue recognition policy. Further, we note from your "Concentration of Credit Risk" disclosure that more than 90% of total natural gas and oil revenues for the fiscal year ended December 31, 2006 was to one customer. Please disclose any material terms in your contract with this customer that could affect your revenue recognition policy.

Note 5. Long-Term Debt
Credit Facilities – Guggenheim, page F-21

67.   Revise to disclose if you were in compliance with your debt covenants as of and during the years ended December 31, 2006 and 2005. We note from your Supplemental Cash Flow Information in Note 7 that you issued shares for credit agreement waiver fees. If you were not in compliance and received a waiver, please revise to disclose the dates you were out of compliance, the effect this non-compliance had on your operations and financial statements and the terms of the waiver or other resolution.

Note 15, SFAS 69 Supplemental Disclosures, page F-33
Standardized Measure of Discounted Future Net Cash Flows, page F-36

68.   Please remove the subtotal, "Future cash flows before income taxes" from your table. The provisions of SFAS 69 do not provide for such disclosure. See paragraph 30 and Appendix A, Illustration 5 of SFAS 69.

Note 18. Subsequent Events, page F-42

69.   We note the lender waived the default under the credit facilities for non-compliance with the debt to EBITDA ratio covenant. We also note the credit facilities were amended on April 25, 2007. Please tell us when the waiver for March 31, 2007 was received, disclose the period of the waiver and your consideration of EITF 86-30 and SFAS No.78 in classifying the notes as long-term liabilities on your balance sheet.

Quest Energy GP, LLC
Note to Balance Sheet, page F-66

70.   Tell us your consideration of EITF 04-5 in your accounting for your interest in the
       partnership.

Engineering Comments

Summary, page 1

71.   We note your standardized measure figure – $268.1 million – does not agree with
       the figure on page F-36. Presumably, the difference is your lack of income tax
       liability going forward. Please expand your disclosure to clarify this situation.

72.   Our examination of your independent engineer's report indicates that your
       standardized measure includes third party gathering revenue of $7.1 million.
       Financial Accounting Standard 69, paragraph 30(a) states that future cash inflows
       shall be computed by applying year-end prices of oil and gas relating to the
       enterprise's proved reserves to the year-end quantities of those reserves. This
       precludes the inclusion of revenue derived from activities other than the sale of oil
       and gas. Please amend your document to comply with this requirement.

73.   We note your stated intention to drill 325 wells in 2008. Please amend your
       document to also disclose that none of these locations is proved as of year-end
       2006.

Risk Factors, page 20

Our estimated proved reserves are based on many assumptions that may prove to be
inaccurate. Any material inaccuracies in these reserve estimates or underlying
assumptions will materially affect the quantities and present value of our reserves., page
28

74.   We note your statement, "…if gas prices at December 31, 2006 had been $1.00
       less per Mcf, then the standardized measure of our proved reserves as of
       December 31, 2006 would have decreased by $115.0 million, from $268.1 million
       to $153.1 million." Please amend your document to disclose the effects of this
       change on your proved reserve volumes.

Our identified drilling location inventories will be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, resulting in temporarily lower cash from operations, which may impact our ability to pay distributions., page 34

75.   We note your statement, "We have identified, as of December 31, 2006, 250 gross proved undeveloped drilling locations…" Your independent engineer's report presents 850 gross PUD locations. Please explain this difference to us and amend your document so that your disclosure is consistent.

Estimated Cash Available for Distribution, page 59

Operations and Revenue, page 60

76.   We note your statement, "Our forecasted net production volumes for the twelve months ending September 30, 2008 reflect the production estimated for the twelve months ending September 30, 2008 from our wells that were producing in commercial quantities as of December 31, 2006 in our reserve report as of the same date prepared by Cawley, Gillespie & Associates, Inc., our independent reserve engineers, and the production estimated for the wells connected after December 31, 2006 and forecasted to be connected before September 30, 2008, based on the average production profile for our Cherokee Basin wells." Please amend this to disclose the portion of the "forecasted net production" that is derived from your proved reserves as of December 31, 2006.

Operations and Revenue, page 63

77.   We note your table of "Adjusted EBITDA sensitivities". Please submit to us a spreadsheet in hard copy and digital format that presents the details of this table. Address whether your "Total revenues" includes hedged gas sales and components other than sales of oil and gas.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Quest Energy Partners, L.P. Predecessor Notes to Carve Out Financial Statements, page F-13

Natural Gas and Oil Reserve Quantities, page F-35

78.   Paragraph 11 of FAS 69 requires the explanation of "significant changes" to your disclosed proved reserves. Please amend your document to disclose/explain the circumstances that led to the changes due to extensions and discoveries in 2006.

79.   Please explain to us the lack of change to your proved reserves due to:

- Extensions and discoveries in 2005 even though you drilled 227 net wells "capable of production";

- Revisions in 2006 even though your stated year-end gas price was $6/MCF compared to $9.22/MCF at year-end 2005.

     We many have additional comments.

     As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

・   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Buskirk
     R. Carroll
     R. Winfrey
     J. Madison

     Via facsimile:
     Patrick Respeliers
     (816) 412-8174